FIRST FINANCIAL HOLDINGS, INC.
P.O. Box 118068  Charleston, S.C.  29423-8068
843-529-5933   FAX:  843-529-5929

March 25, 2010

Via Edgar and Overnight Mail

Christian Windsor, Esquire
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 000-17122

Dear Mr. Windsor:

This letter sets forth the responses of First Financial Holdings, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2010 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Residential Mortgage Lending, page 19

1.
Please revise future filings to disclose the balance of loans outstanding at each balance sheet date that include a rate of interest below the fully-indexed rate for the initial period of the loan. Also discuss the credit risk associated with these loans, how you manage this risk and how you incorporate this risk in your estimate of the allowance for loan losses.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Response:

The Company acknowledges the Commission’s request and will include additional disclosure in future filings with regard to the balance of loans that include a rate of interest below the fully-indexed rates.  Please note that this product is no longer offered and this type of loan has not been originated since 2007.  There was approximately $177 million in outstanding balances of this type of loan at September 30, 2009.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, page 33

2.
You disclose that non-performing loans acquired in the Cape Fear Bank acquisition are excluded from our allowance for loan loss calculations as those loans were identified as credit impaired and the fair value mark was taken at acquisition.  Please revise future filings to clarify if you exclude these credits-impaired loans from your allowance for loan loss calculation subsequent to acquisition.  If you do, please tell us how you interpret and comply with the guidance in ASC 310-30-35-10a.

Response:

The Company will continue to comply in all respects with ASC 310-30-35-10a and will disclose in future filings the method for including acquired credit impaired loans in the allowance for loan losses (“ALL”) calculation.  Specifically, for subsequent evaluation of credit impaired loans acquired in the Cape Fear Bank acquisition, if based on current information at the time of the subsequent evaluation, it is probable that we will be unable to collect all cash flows expected at acquisition, the loan will be considered as impaired for purposes of applying measurement and other provisions of ASC 450-20 or ASC 310-10-35 as applicable.  In accordance with the accounting standards, the credit-impaired loans acquired are not included in the allowance for loan losses calculation and any impairment determined upon subsequent evaluation would be appropriately recorded as an adjustment to the FDIC Indemnification Asset established at acquisition.  Likewise, in connection with any subsequent evaluation of credit-impaired acquired loans resulting in a significant increase in cash flows compared to those previously expected, the loans will be accounted for in accordance with the guidance of ASC 310-30-35-10 such that any adjustment to non-accretable yield would be adjusted prospectively. Such adjustments would reduce the FDIC Indemnification Asset established at acquisition.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Further economic downturns may adversely affect your investment securities portfolio and profitability, page 35

3.	You disclose that during the fiscal year ended September 30, 2009, you recognized a $3.2 million OTTI charge on CDO’s of which the entire amount was identified as credit related.

a.	Please provide us a list of your other than temporarily impaired CDOs that details the amortized cost, fair value and the present value of expected cash flows.

b.
Your disclosure implies that for each other than temporarily impaired security, the present value of expected cash flows equaled your fair value measurement. Please tell us in detail how you measured fair value for these securities and explain to us why there is no additional impairment related to noncredit factors such as liquidity considering the current market for trust preferred securities. Additionally, please tell us the discount rates used in your fair value measurement and your present value of expected cash flows calculation for each security and tell us how you determined the rate to use.

Response:

a.	Please refer to Attachment – Item 3a for the listing of our other than temporarily impaired CDOs at September 30, 2009.

b.
Based on the periodic analysis of our CDO portfolio and the application of all appropriate factors and discount rate (as discussed further below) necessary to determine the net carrying value of CDOs, we have written down the CDO portfolio to a fair value equivalent to approximately 43% of the original par value.

The fair value of CDOs is determined using the Moody’s Analytics tools which approach the calculation by (1) determining the credit quality of collateral supporting each CDO using a probability of default value for each underlying issuer and a loss given default value by asset type; and (2) determining the discounted cash flow value of the CDO by forecasting cash flows generated by underlying collateral establishing “priority-of-claims waterfall” for each CDO tranche and simulating waterfall distribution of cash flows to each CDO tranche using a Monte Carlo calculation.  The factors included in determining the probability of default include an evaluation of the market value of the issuer’s

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

assets, volatility of the issuer’s assets, financial ratios of the entity, and credit cycles.  The discount rate used in the fair value measurement is either Libor +200 or Libor + 300 basis points to appropriately reflect the illiquidity as the credit component which is embedded in the credit analysis.

Please note also that while all factors, including noncredit factors such as liquidity and others discussed above, are included in our fair value calculation of these instruments, the changes in such noncredit factors during our fiscal year ended September 30, 2009 resulted in a recovery of a portion of the market value losses previously reported through Other Comprehensive Income and the 2009 fiscal year OTTI charge that was recognized on the CDOs was related to the remaining credit factors.  The primary basis for this recovery was related to the adoption of ASC 320-10-65 at which time we revised the input level used to value these CDOs.  Prior to this adoption, we valued the CDOs using Level 2 inputs consisting of using pricing models and quoted prices of securities with similar characteristics or discounted cash flows.  In conjunction with the adoption, we revised the methodology to switch to Level 3 pricing using primarily Moody’s Analytics which provided a more accurate economic valuation based on the detail input factors utilized in the calculation.

High loan-to-value ratios in our residential mortgage loan portfolio expose us to greater risk of loss, page 36

4.
Please revise future filings to disclose the balance of loans outstanding at each balance sheet date in which the loan-to-value is greater than 100%.  Also discuss how you manage the heightened credit risk and how you incorporate this risk in your estimate of the allowance for loan losses.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with regard to loans with a loan-to-value of greater than 100% at origination, the heightened credit risk of these loans and how we incorporate this risk into our estimate of the allowance for loan losses.  At September 30, 2009, there were approximately $47.3 million in outstanding balances of loans which were originated with a loan-to-value of greater than 100%.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Item 7. Management's Discussion and Analysis...page 50

5.
On page 19, you present information on your maturity schedule for your major loan classes.  In your 8-K filed on January 27, 2010, First Financial attributed its loss in the first quarter to continuing weakness in real estate values in your main market area. Provide us with, and include in your upcoming filings, an expanded tabular presentation of the schedule of maturities for your loan portfolio. In particular, separately present each significant subclass of loans. For example, present commercial real estate loans as a separate line item.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with expanded tabular presentation and, in particular, separate line item presentation for the significant subclasses of loans in the schedule of maturities.  Please see Attachment – Item 5 for the maturity breakout as of September 30, 2009.

Problem Loans, page 54

6.
Please revise future filings to discuss the significant decline in the allowance for loan losses as a percentage of problem loans. Compare and contrast the decrease in this ratio to the significant increase in the net charge offs to average loans outstanding ratio. Discuss historical trends of problem loans that are ultimately charged-off and how you consider current market conditions in evaluating those trends. Clarify why you believe emphasizing the allowance as a percentage of gross loans is relevant since increased charge-offs typically result from increased problem loans. Update this discussion in quarterly reports filed on Form 10-Q, as applicable.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with regard to problem loan trends, market conditions, charge-offs and other factors commencing with the upcoming Form 10-Q as of March 31, 2010.

7.	Please revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

impairment, clarifying for which loan types you consider expected cash flows, market price, if available, or the value of the underlying collateral.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with regard to the evaluation of loans for impairment.

8.
Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with regard to our appraisal policies.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

9.
You disclose on page 75 that the adoption of ASC 320 resulted in a $1.9 million increase in securities and a $1.2 million, net of tax, increase in retained earnings in fiscal 2009. Please tell us where this is presented in your stockholder's equity roll forward and revise future filings to clarify your presentation regarding this adoption.

Response:

ASC 320-10-65 was implemented during the quarter ended March 31, 2009 resulting in the $1.9 million increase in securities and the corresponding $1.2 million, net of tax, increase in retained earnings.  The Form 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 appropriately reflected a separate line in the Statement of Shareholders’ Equity as follows:

“Cumulative effect of adoption of FSP 115-2 and FSP 124-2”           $1,178

During the quarter ended September 30, 2009, the securities affected were revalued resulting in a reversal of the entries recorded in the March 31, 2009 quarter related to  the

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

change in unrealized gain/loss on the securities.  The reversal due to repricing was inadvertently netted with the change in other comprehensive income subsequent to the change and a separate line was thus not shown on the Statement of Shareholders’ Equity in the Form 10-K for the year ended September 30, 2009.  The effect of the entries in the year ended September 30, 2009 was such as to have a no net effect on equity.

The Company will adjust future filings to include these transactions as separate lines rather than netting the entries. The Company does not believe that the incorrect presentation in the September 30, 2009 Statement of Shareholders’ Equity is material.

Consolidated Statements of Cash Flows, page 84

10.
Please revise future filings to clarify the basis for presenting capitalized mortgage servicing rights as a use of cash in the consolidated statements of cash flows. Mortgage servicing rights typically do not exist until separated from the associated loans at the time the loans are sold at which time they are reclassified out loans and into mortgage servicing rights, which is a non-cash event.

Response:

The Company acknowledges the Commission’s request and will break out components which had been included in the one line item entitled “Capitalized Mortgage Servicing Rights” to provide more detail in its future filings.  Specifically, a revised consolidated statement of cash flows for the year ended September 30, 2009 is included as Attachment – Item 10 which breaks out the components and appropriately titles the activity for “Gain on sale of loan securitizations, net” of $3.812 million and the balance as an adjustment to the amount in “Proceeds from sales of loans held for sale.”  Note that mortgage servicing rights held by the Company are retained from the mortgage loans held for sale related to mortgages originated by the Company and sold, as opposed to other mortgage-type activities, thus all activity is appropriately classified on the Consolidated Statement of Cash Flows as “operating activities”.

Note 5. Securities, page 97

11.	We note your disclosure that your default model to measure credit loss on other than temporarily impaired CDO’s (Pooled Trust Preferred Securities) assumed twice the historical default rate.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

a.	Please tell us in detail how you developed your estimate of future deferrals and defaults.

b.
Please tell us how you considered the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals/defaults for each security owned.

c.
If you did not consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, please revise your credit loss measurement methodology starting with your next assessment to analyze the specific credit characteristics of the collateral underlying each individual security to estimate future deferrals and defaults. Also tell us how your measurement of credit loss would have changed if you used your revised methodology as of the most recent assessment and provide us a materiality analysis regarding this change.

Response:

a.
To estimate future deferrals and defaults, we used twice the historical average deferral per year.  The rationale for our use of this rate is discussed below.  Please refer to the additional discussion below as to the assumptions used to derive future deferrals and defaults.

b.
Absent an analysis of the eventual default of the underlying institutions based on credit or geography, we utilized twice the historical default rate for banking institutions to consider unknown risk and potential loss factors.  The underlying collateral of all pools of our CDO portfolio consists entirely of regulated financial institutions which are required to have a thorough credit and capital review on a regular basis from their primary banking regulator.  Those institutions with insufficient capital have been required to develop capital plans that include both raising new capital and preserving existing capital through the deferral of dividend payments.  We examine each underlying security within the pool for the actual status, and assume a 100% loss on defaults and a 100% loss with a 15% recovery rate over two years for interest payment deferrals.  Further, our analysis of the CDO pools includes an assumption that if the underlying institutions have not been required to defer dividends, they will generally have enough capital to continue to perform.  Our analysis is updated with current deferrals or defaults quarterly.  Based on the approach, twice the historical default rate was determined to be an appropriate estimate of future deferrals and defaults to provide for potential risk

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

and loss factors and is applied consistently to all securities not yet deferred or defaulted.

c.
Based on the approach we have been applying on evaluating CDOs, we believe that the specific credit characteristics of each individual security in the underlying collateral are being appropriately considered in determining estimates of loss.  Further, to substantiate the approach currently being applied, we have performed an additional analysis of each individual security which continues to be current in underlying collateral based on an analysis of the Texas ratio (calculated as total nonperforming assets (loans and real estate owned) divided by the sum of tangible common equity and allowance for loan losses) of each institution.  The Texas ratio is assumed to be an indicative measurement of the estimated future deferral/default rates as it is calculated based on a combination of credit quality and capital of the institution.  We utilized the following assumptions of estimated future deferrals, which management believes appropriately incorporate the presumption that entities with lower credit quality, thus higher Texas ratios, have a higher risk of default:

Texas ratio <=35                                           5% deferral rate
Texas ratio >35 <=60                                   15% deferral rate
Texas ratio >60 <= 100                                50% deferral rate
Texas ratio >100                                           75% deferral rate

The additional calculation under this alternate methodology resulted in credit-related OTTI that was approximately $1.5 million, $907 thousand after-tax, less than the amount recognized in the quarter ending December 31, 2009 through our standard process described above.  Based on the foregoing, there is no material difference between the calculation methodologies.  Accordingly, we have determined that the current methodology is appropriate and will continue to be used as management’s primary methodology.

12.
Please revise future filings to disclose your Trust Preferred CDO securities as a separate major security type given the nature and risk of these securities or tell us why you do not believe these securities are a major security type.

Response:

At September 30, 2009, CDOs had a fair market value of $5.6 million, which represents 1.1% of the Company’s total available for sale investment portfolio and 0.16% of total assets.  The credit rate table presented in Note 5 to the Form 10-K portfolio provides a detailed break out of the investment portfolio by category, which we believe provides an

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

adequate presentation of the Company’s securities.  Accordingly, given the small percentage of the CDOs, we do not believe these securities are a major security type and we believe the disclosures as presented in the Company’s Form 10-K for the fiscal year ended September 30, 2009 are appropriate.

Note 7, Earnings per Share, page 101

13.
Please revise future filings to disclose the basis you used to allocate the proceeds from the issuance of the Series A preferred stock and warrants to the Treasury.  If you used relative fair value as the basis for the allocation, please revise future filings to disclose the specific methods and significant assumptions (dividend yield, volatility, risk-free interest rate, etc) used to determine the fair value for the preferred stock and the warrants.

Response:

The Company acknowledges the Commission’s request and will include additional disclosure in its future filings regarding the basis used to allocate the proceeds from the issuance of the Series A preferred stock and warrants to the Treasury.  The Company used relative fair value as the basis of the allocation.  The assumptions incorporated into the fair value calculation model include a dividend yield of 4.85%, volatility of 35.4%, and risk-free interest rate of 2.5%.

Note 8. Loans Receivable, page 102

14.
Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Response:

The Company acknowledges the Commission’s request and in accordance with ASC 310-10-35 will include additional disclosures in future filings with regard to impaired loans.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Note 23.  Fair Value of Financial Instruments, page 120

15.
Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to 820-10-50-5 and 820-10-55-64.

Response:

The Company acknowledges the Commission’s request and will include additional disclosures in its future filings with regard to total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis in accordance with ASC 820-10-50-5. The Company notes that these disclosure requirements were not effective for the Company until the quarter ended December 31, 2009.

Item 11. Executive Compensation, page 133

Incentive Awards, page 18 of Definitive Proxy Statement on Schedule 14A

16.
We note your discussion of the Management Performance Incentive Compensation Plan. It does not appear, however, that the plan is filed as an exhibit to the Form 10-K. Please file the plan as an exhibit to your next periodic report or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

The Management Performance Incentive Compensation Plan will be filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2010, which will be filed in May 2010.

17.
We note that you have not disclosed any of the performance targets, other than return on equity, that were utilized in determining incentive awards for your named executive officers for the 2009 fiscal year.  Please provide us with proposed revised disclosure, using 2009 compensation information, in which you disclose all such performance targets and confirm that you will revise future filings accordingly. To the extent you believe that disclosure of the historical performance targets is not material or not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Response:

As noted in the Definitive Proxy Statement, payments under the Management Performance Incentive Compensation Plan were suspended for the fiscal year ended September 30, 2009.  Accordingly, the Board of Directors did not approve specific performance targets to determine incentive awards for that year.

The Company acknowledges the Commission’s request and will include additional disclosures in future filings with regard to specific targets as such are approved by the Board.  A proposed table of the type of factors (utilizing 2008 thresholds as an example) which may be evaluated and approved by the Board for annual incentive awards, and would thus be disclosed in future filings, is included in Attachment – Item 17.

Potential Payments Upon Termination, page 27 of Definitive Proxy Statement on Schedule 14A

18.
On page 28 of the proxy you disclose that in the event of termination the named executives would be entitled to "severance and other benefits" in the event of a change in control. To the extent that these benefits exceed the amounts mentioned on page 24, and are not benefits available to all employees, please provide us with additional information on these benefits, including the value of any payments. Also, please provide us with information on the value of any additional payments, including accelerated vesting of equity plan interests, that would be payable, but for the fact that the U.S. Treasury's investment in your securities was outstanding.

Response:

The Company acknowledges the Commission’s request and confirms that it will revise future filings to disclose severance payments and other benefits payable in the event of a termination without cause or in the event of a change of control as defined in each executive’s employment agreement.  We have provided a proposed disclosure in Attachment – Item 18 and future filings will also include additional details on payments to named executives upon the executive’s death, disability, or retirement.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 134

Related Party Transactions, page 12 of Definitive Proxy Statement on Schedule 14A

19.
We note the tabular disclosure regarding loans to directors and executive officers. Please tell us, and confirm that you will revise future filings to disclose, the actual interest rate on each such loan. Refer to Item 404(a)(5) of Regulation S-K.

Response:

The Company acknowledges the Commission’s request and confirms that it will revise future filings to disclose the actual interest rate on each such loan made to directors and executive officers.  Note that as disclosed in the Definitive Proxy Statement, the preferential rates on personal loans, including residential mortgage loans, available to directors and executive officers are the same as those available to all non-officer employees of the Company.

The tabular disclosure included on page 12 of the Definitive Proxy Statement is supplemented with the following, which indicates the actual first mortgage interest rates for listed directors and officers on September 30, 2009 were as follows:

Executive Officers:
A. Thomas Hood                                            3.38%
R. Wayne Hall                                                 1.50%
John L. Ott                                                       2.25%

Directors:
Paul G. Campbell                                             4.25%
D. Kent Sharples                                             1.50%
Hugh L. Willcox, Jr.                                        3.38%

Please refer to Attachment – Item 19 for a copy of the table from the Definitive Proxy Statement, as revised with the above-requested information. This table will be included in all future proxy solicitation materials.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Form 10-Q for the Quarterly Period Ended December 31, 2009

General

20.
Considering the significant difference between your net loss and the cash provided by operating activities, please revise future filings to or tell us why you believe this information is not material for investors.

Response:

The Company acknowledges the Commission’s request and will provide disaggregated disclosure of the changes in cash flows for operating activities in its future filings.

Non Accrual Loans, page 35

21.
Noting the relative short period of time between when you filed your Form 10-K for fiscal 2009 and the Form 8.-K you filed reporting the increased loan loss provision for the quarter ended December 31, 2009, please revise future filings to address the following:

a.	Please disclose and discuss the facts and circumstances underlying the apparent rapid further deterioration of your asset quality between the time you filed your 10-K and December 31, 2009.

b.
Please revise to disclose specifically when you began the monthly review process of delinquent commercial loans. Quantify the effect of the review on your provision and charge-offs in each period affected, as appropriate.

c.	Please revise to clarify what you mean by the disclosure that the monthly review process was initially (emphasis added) focused on delinquent commercial loans in excess of certain dollar amounts.

Response:

The Company acknowledges the Commission’s request and will provide additional disclosures in its future filings related to loan loss provision changes and related circumstances.  Please note that management believes the allowance for loan losses was appropriate as of September 30, 2009 based on all available information.  The additional

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

provision in fiscal quarter ended December 31, 2009 was based on new problem loans and the economic factors from first quarter fiscal 2010.

a.
Real estate valuations in the coastal markets of South and North Carolina continued to deteriorate significantly in the quarter ended December 31, 2009.  In addition, we enhanced our credit administration program with the addition of a Chief Credit Officer (“CCO”) during the fourth quarter of 2009.  The CCO’s initial focus in late 2009 was revising and enhancing our credit policy and processes.

b.
Commencing in October 2009, our CCO added a monthly review process to supplement the existing quarterly review procedures given the continued credit deterioration in the loan portfolio.  The Company determined that there was significant continued deterioration of borrowers’ credit position and collateral market values in the first quarter of fiscal 2010 as demonstrated by the $28 million increase in nonaccrual loans and the $7.5 million increase in delinquent loans during the quarter.

c.
The comment related to the initial focus of a certain portion of the portfolio was to define management’s approach of identifying and concentrating on the highest risk in the portfolio in order to quantify the further deterioration in the loan portfolio which occurred in the first quarter of fiscal 2010.  Based on our risk assessment and evaluation of market conditions the reviews focused on commercial loans of over $200 thousand and past due more than 30 days, and all criticized and classified loans of over $500 thousand, as well as the acquisition and development loan portfolio and other land loans.  Other loans are reviewed ongoing in accordance with our existing policies and processes.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

The Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (843) 529-5907 or by email at whall@firstfederal.com.

Sincerely,

                                                                                                 /s/R. Wayne Hall

R. Wayne Hall
Chief Financial Officer

cc:           Michael Volley, Securities and Exchange Commission, Division of Corporation Finance
Paul Cline, Securities and Exchange Commission, Division of Corporation Finance
Justin Dobbie, Securities and Exchange Commission, Division of Corporation Finance

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 3A

Listing of other than temporarily impaired CDOs at September 30, 2009:

CUSIP	Descrip	Par Value	Amortized Cost	Fair Value (1)

74041RAB2	MEZZANINE NOTE PREF	$ 1,000,000	$ 510,229	$ 275,300
01447YAC8	ALESCO B1 144A	$ 1,000,000	676,900	313,900
740417AB6	PRETSL VI	814,479	766,157	567,936
89234NAB6	TPREF2AB	$ 1,000,000	815,400	556,600
90342BAE3	US CAP FUND III	$ 1,000,000	306,200	435,700
74041NAGO	PRETSL XII	$ 1,000,000	839,012	398,500
60688HAD	MMCAPS FDG XVII	$ 1,000,000	178,600	112,500
01448AAC9	ALESCO 2A B1	$ 1,000,000	371,100	332,000
606867AC	MMC2003-9A B1	$ 1,000,000	612,500	312,600

		8,814,479	5,076,098	3,305,036
Total other non-other than temporarily
impaired CDOs		4,110,938	4,111,373	2,321,852

TOTAL CDOs		$12,925,417	$9,187,471	$5,626,888

 (1) - The fair value of CDO's is calculated as the present value of expected cash flows.

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 5

First Financial Holdings, Inc. As of September 30, 2009
(In Thousands)

	One Year or Less	After One Year Through Five Years	Over Five Years	Total
Loan Maturity
Real Estate Loans
Real estate - residential mortgages	$ 52,290	$ 48,180	$ 849,048	$ 949,518
Real estate - residential construction	28,840	2,062	10,231	41,133
Commercial secured by real estate including multi-family	68,425	223,585	143,288	435,298
Real estate - commercial construction	14,484	25,131	13,604	53,219
Land	158,861	131,704	9,565	300,130

Total Real Estate Loans	$ 322,900	$ 430,662	$ 1,025,736	$ 1,779,298

Commercial Business Loans	$ 48,465	$ 34,928	$ 13,166	$ 96,559

Manufactured Housing	$ 237	$ 4,447	$ 239,530	$ 244,214

Consumer Loans
Home equity loans	$ 18,244	$ 4,511	$ 371,320	$ 394,075
Other consumer loans	11,975	35,331	100,290	147,596
Total Consumer Loans	$ 30,219	$ 39,842	$ 471,610	$ 541,671

Totals	$ 401,820	$ 509,879	$ 1,750,042	$ 2,661,742

Interest Rate Sensitivity
Selected loans with:
Predetermined interest rates	$ 154,002	$ 447,851	$ 850,615	$ 1,452,468
Floating or adjustable interest rates	247,820	62,026	899,428	1,209,274
Totals	$ 401,822	$ 509,877	$ 1,750,043	$ 2,661,742

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 10

FIRST FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES PROPOSED REVISED OPERATING ACTIVITIES SECTION of
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year ended September 30,
2009
Operating Activities
Net income	$ 29,320
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,071
Amortization of intangibles	816
Accretion of FDIC indemnification asset	(2,376)
Gain on sale of loans, net	(1,995)
Gain on sale of loan securitizations, net	(3,812)
Gain on sale of investments and mortgage-backed securities, net	-
Gain on sale of property and equipment, net	(162)
(Gain) loss on sale of real estate owned, net	1,233
Stock compensation expense	524
Tax benefit resulting from stock options	11
Amortization of unearned (discounts) premiums on investments, net	3,627
Increase (decrease) in net deferred loan costs and discounts	3,629
Net other-than-temporary impairment losses	3,993
Increase in receivables and other assets	(1,653)
Provision for loan losses	66,883
Write downs of real estate and other assets acquired in settlement of loans	1,964
Deferred income taxes	(24,621)
Decrease in fair value of mortgage servicing rights	6,871
Origination of loans held for sale	(455,725)
Proceeds from sales of loans held for sale	439,173
(Decrease) increase in accounts payable and other liabilities	3,456
Net cash provided by operating activities	77,227

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 17

Proposed potential performance thresholds for the Management Performance Incentive Compensation Plan (utilizing 2008 data).  Note that the factors and levels would be reviewed and determined annually by the Board of Directors.

FIRST FEDERAL OF CHARLESTON PROPOSED PERFORMANCE THRESHOLDS

ROE thresholds	12.01%-12.50%	13.01% and above
Pay out percentage	50%	100%

	50%	100%
Performance Factor	Minimum	Target
Net income	$24.8 mil	$27.6 mil
Net Interest Margin	3.31%	3.49%
Return on Average Assets	0.90%	1.01%
Efficiency Ratio	63.20%	62.10%
Non-Interest Income	1.30%	1.40%
Mortgage Loan Production	$326.7 mil	$381.1 mil
Commercial Loan Production	$206.1 mil	$240.5 mil
Retail Consumer Loan Production	$215.0 mil	$250.8 mil
Problem Assets	0.35%	0.30%
Households	4.00%	5.50%
Checking Deposits Growth - retail and business	$27.9 mil	$32.6 mil

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 18

The following table discloses severance payments and other benefits payable in the event of a termination without cause or in the event of a change of control as defined in each executive’s employment agreement.

	Termination Without Cause ($)	Termination Without Cause Following Change in Control ($)

A. Thomas Hood
Employment Agreement	$1,026,516	$1,114,068
Equity Plans	--	29,381

R. Wayne Hall
Employment Agreement	753,279	840,831
Equity Plans	--	35,336

Charles F. Baarcke, Jr.
Employment Agreement	753,279	843,891
Equity Plans	--	28,541

John L. Ott, Jr.
Employment Agreement	753,279	839,391
Equity Plans	--	28,541

C. Alexander Elmore, Jr.
Employment Agreement	401,328	469,152
Equity Plans	--	21,528

Christian Windsor, Esquire
Securities and Exchange Commission
Division of Corporation Finance
March 25, 2010

Attachment – Item 19

Name	Type of Loan1	Interest Paid in Fiscal 2009 ($)	Loan Rate at September 30 2009	Rate Discount2	Largest Principal Balance in Fiscal 2009 ($)	Principal Balance at September 30, 2009 ($)
Executive Officers:
A. Thomas Hood	First Mortgage	21,636	3.375%	1.75%	669,000	667,557
R. Wayne Hall	First Mortgage	7,193	1.50%	1.75%	389,805	379,285
John L. Ott	First Mortgage	3,012	2.25%	1.75%	128,609	124,412
Directors:
Paul G. Campbell	First Mortgage	10,131	4.25%	1.75%	460,500	460,500
D. Kent Sharples	First Mortgage	1,328	1.50%	1.75%	1,175,000	1,175,000
Hugh L. Willcox, Jr.	First Mortgage	8,888	3.375%	1.75%	237,039	230,616
1	Origination and underwriting fees are waived on all first mortgage loans made under the employee loan program.
2
Preferential rates are 1% over the one year constant maturity treasury compared with customer’s rates which are generally 2.75% over the same index.  The preferential rates for the six loans above were made at discounts of 1.75% of the fully indexed rate available to our customers on the same date.